FOR IMMEDIATE RELEASE

For more information contact:

Jose Segrera                                           Richard Cooper/Rob Schatz
FirstCom Corporation                                   Investor Relations
(305) 448-4422                                         (516) 829-7111
jsegrera@firstcom-usa.com                              sgi@netmonger.net


FIRSTCOM ANNOUNCES RECORD FIRST QUARTER 2000 REVENUE

May 10, 2000 08:48 AM Eastern Time

CORAL GABLES, Fla.--(BUSINESS WIRE)--May 10, 2000--FirstCom Corporation FCLX ("FirstCom" or "the Company") an emerging facilities-based communications provider with fiber optic networks in Chile, Peru and Colombia, reported record revenues of $11.8 million for the first quarter of 2000 which represented a 42% increase over the first quarter of 1999. This increase was fueled by increases in Internet/data services and long distance services in all of the Company's markets.

FirstCom's revenues from Internet/data services during the first quarter of 2000, totaled approximately $5.1 million, an increase of approximately 133% over the first quarter of 1999. Revenues from long distance services during the first quarter of 2000 totaled approximately $6.7 million, an increase of approximately 9% over the first quarter of 1999.

The increase in Internet/data services was due to a 96% increase in ports sold to new customers attributable to strong demand for the Company's services. The increase in long distance services was due to a 39% increase in minutes sold. The improvement in long distance was primarily due to the ramp up of the Company's Peruvian operations.

The Company's EBITDA (earnings before interest, taxes, depreciation and amortization) losses for the three months ended March 31, 2000 were $9.8 million compared to $2.2 million for the three months ended March 31, 1999. This increase was primarily due to $6.1 million of merger related expenses that included severance, accounting and legal costs. Approximately $5.2 million of such expenses relate to noncash severance costs attributable to the acceleration of unvested stock options for certain ex-employees.

FirstCom also announced it would shortly file with the Securities and Exchange Commission a customary amendment to its previously filed preliminary merger proxy statement. FirstCom noted that it would disclose in the amendment "pro forma" results that will reflect AT&T Latin America's Brazilian operations as of and for the three months ended March 31, 2000. FirstCom also announced that the merger agreement has been amended to reflect the parties expectation that the closing to the merger will occur prior to the end of June 2000.

Mr. Patricio E. Northland, Chairman, President and CEO of FirstCom commented on the Company's first quarter 2000 operating results and its pending merger, "I am very pleased with the market's response to FirstCom's new services that is well represented by the addition of 592 new Internet/data customers and 14,742 long distance customers during the recent quarter. With respect to the pending merger with AT&T Latin America, we are making good progress and plan to close the transaction by mid to late June. We continue to forge excellent working relationship with representatives from AT&T and look forward to initiating the formal execution of our combined business plan for the region."

Mr. John Haigh, President of the International Ventures organization for AT&T said, "We are delighted with the progress on our merger and we look forward to working with FirstCom and its management team to invest in building the future of AT&T Latin America and make it a leading provider of communication services to business customers in Latin America."

Mr. Jose Segrera, interim Chief Financial Officer added the following, "Our network footprint continues to expand during the recent quarter. Total buildings wired increased to 1,456 at March 31, 2000 as compared to 1,091 buildings as of December 31, 1999 and our investment in telecommunications networks increased to $113.3 million. In addition, FirstCom's total cash and cash equivalents at March 31, 2000 were $26.9 million that reflects the impact from the exercise of approximately 4.0 million stock options during the quarter. As of April 30, 2000 FirstCom has total outstanding shares of 31,579,225 and vested and unvested stock options/warrants totaling 9,329,602."

FirstCom Corporation is rapidly emerging as a premium provider of broadband integrated Internet/data, voice and video telecommunications services to business customers in Chile, Peru and Colombia. FirstCom operates state-of-the-art fiber optic ATM/IP networks in these countries that provide high-speed Internet/data connectivity that facilitates the delivery of content to the business community. FirstCom also operates as a competitive long-distance carrier in Chile and Peru.

                                  FIRSTCOM CORP
                           Consolidated Balance Sheets
                  (Thousands of US Dollars, except share data)

                                                03/31/00    12/31/99
                                               -----------  --------
ASSETS                                         (UNAUDITED)
 Current assets:
 Cash and cash equivalents..................... $ 26,891    $ 12,986
 Restricted cash...............................      105         645
 Restricted investments........................   20,713      20,440
 Accounts receivable, net .....................   12,030      11,041
 Prepaid expenses and other current assets.....    3,196       2,775
                                                --------    --------
Total current assets...........................   62,935      47,887
 Property, plant, and equipment, net              99,143      92,469
 Intangible assets, net........................   17,286      17,704
 Deferred financing costs and other assets.....   14,131      14,050
                                                --------    --------
Total assets                                    $193,495    $172,110
                                                ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
 Current liabilities:
 Short-term bank debt..........................   $4,488        $105
 Vendor financing, current.....................    1,340         814
 Lease obligations, current....................       51          70
 Accounts payable..............................   13,520      12,653
 Accrued interest..............................    8,954       3,716
 Other accrued expenses........................    1,600       5,334
 Deferred income taxes.........................      302         302
 Other current liabilities.....................    2,600       1,220
                                                --------    --------
Total current liabilities......................   32,855      24,214

 Senior notes, net.............................  133,438     133,197
 Long-term bank debt...........................      509       2,008
 Vendor financing..............................    5,451       4,050
 Lease obligations, less current portion.......      146         142
 Deferred income taxes.........................    2,134       2,228
 Other Liabilities.............................      840         239
                                                --------    --------
Total liabilities..............................  175,373     166,078

Minority interest..............................    3,033       3,012
Redeemable Preferred Stock, $.001 par value,
 authorized 10,000,000 shares, issued
 and outstanding  1,396,654 and 1,345,507
 shares as of March 31, 2000
 and December 31, 1999, respectively...........   12,123      11,720

Stockholders' equity (deficit)

Common stock, $.001 par value,
 authorized 50,000,000 shares,
 issued and outstanding 30,890,528 and
 26,858,526 shares as of March 31, 2000 and
 December 31, 1999, respectively..............        30          27
 Additional paid in capital....................   89,852      68,476
 Warrants......................................   26,737      26,737
 Accumulated deficit........................... (113,415)    (95,057)
 Cumulative translation adjustments............     (238)       (238)
                                                --------    --------
                                                   2,966         (55)
 Shareholder loans.............................        0      (8,645)
                                                --------    --------
Total stockholders' equity (deficit)...........    2,966      (8,700)
                                                --------    --------
Total liabilities and
 stockholders' equity (deficit)................ $193,495    $172,110
                                                ========    ========

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
                                  FIRSTCOM CORP
                      Consolidated Statements of Operations
                  (Thousands of US Dollars, except share data)

                                            THREE MONTHS ENDED MARCH 31,
                                            ----------------------------
                                                  2000        1999
                                              -----------  -----------
                                              (UNAUDITED)  (UNAUDITED)
Revenues:
  Long Distance...........................        $6,650      $6,024
  Internet and data.......................         5,100       2,257
                                                --------    --------
                                                  11,750       8,281
Operating expenses:
  Cost of revenues:                                5,309       6,028
  Selling, general and administrative.....        10,056       4,345
  Non-cash compensation and
   Consulting expenses....................            57          82
  Depreciation and amortization...........         2,936         893
  Merger expense..........................         6,137           -
                                                --------    --------
                                                  24,495      11,348
Loss from operations......................       (12,745)     (3,067)
Interest expense..........................        (5,854)     (4,504)
Interest income...........................           392         800
Other income/(expense), net...............           270        (378)
                                                --------    --------
Net loss before income taxes and
minority interest expense                       ($17,938)    ($7,149)
Income taxes..............................            17           -
                                                --------    --------
Net Loss..................................      ($17,955)    ($7,149)
                                              ==========  ==========
Net basic and diluted loss per share......        ($0.61)     ($0.37)
                                              ==========  ==========
Weighted average common shares outstanding    29,660,707  19,115,555
                                              ==========  ==========
EBITDA                                          $ (9,809)   $ (2,174)
                                              ==========  ==========

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
                                  FIRSTCOM CORP
                      Consolidated Statements of Cash Flow
                  (Thousands of US Dollars, except share data)

                                            THREE MONTHS ENDED MARCH 31,
                                            ----------------------------
                                                 2000        1999
                                              ----------- -----------
                                              (UNAUDITED) (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.....................................   ($17,955)    ($7,149)
 Adjustments to reconcile net loss to
 net cash used in operating activities:
 Depreciation and amortization expense.......      2,936         893
 Amortization of deferred financing costs and        432         357
 original issue discounts....................
 Accrued income on restricted investments....       (271)       (542)
 Capitalized interest related to network               0      (1,532)
 construction................................
 Non-cash compensation and consulting expense      5,212          82

Changes in operating assets and liabilities:
 Accounts receivable.........................       (989)       (152)
 Prepaid expenses and other current assets...       (418)       (518)
 Other assets................................       (118)        159
 Accounts payable and accrued expenses.......      2,371       4,420
 Other current liabilities...................      1,873         540
                                                --------    --------
Net cash used in operating activities........     (6,927)     (3,442)
                                                --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of telecommunications network......     (9,346)    (12,072)
 Reduction of restricted cash................        539      14,572
 Acquisition of FirstCom Colombia, net.......         --      (4,936)
                                                --------    --------
Net cash used in investing activities........     (8,807)     (2,436)
                                                --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayment of Shareholder Loans..............      8,674          --
 Net proceeds from vendor financing..........      2,764         178
 Exercise of stock options...................     16,169          19
 Payments under leasing obligations.                 (15)        (37)
 Net change in bank debt and
  promissory notes...........................      2,047          --
                                                --------    --------
Net cash provided by financing activities....     29,639         160
                                                --------    --------
Net increase (decrease) in cash and cash
equivalents..................................     13,905      (5,718)
                                                --------    --------
Cash and cash equivalents at
 beginning of year...........................     12,986       8,892
                                                --------    --------
Cash and cash equivalents at end of period...    $26,891      $3,174
                                                ========    ========

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

FirstCom Corporation

A summary of key metrics as of 03/31/00 follows (unaudited):

                       Chile      Peru    Colombia   Corporate    Total
                      --------  --------  --------   ----------  -------
Network Installation
    Route Kilometers     306     1,263        848                 2,417
    Fiber Kilometers   4,743    32,907     17,283                54,933
    ATM Nodes Installed    5        23          5                    33
    Buildings Wired      225       441        790                 1,456
    Long Distance
     Switches              2         1          -                     3
    Teleports              1         2          -                     3

Operating Indicators
    Employees            276       284        164        17         741
    Ports Sold:
             Dedicated
             Internet    482       525         57                 1,064
             Data        977       387      1,954                 3,318
Customers:
Dedicated Internet
 Access Customers       482       525         57                 1,064
Data Transmission
 Customers              540        66        183                   789
Dial-Up Internet
 Access Customers     4,535                    -                 4,535


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. The matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in the Company's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward looking statements contained herein.

Investors and security holders are advised to read the preliminary proxy statement regarding the pending merger between FirstCom Corporation and AT&T Latin America, because it contains important information. Such proxy statement has been filed with the Securities and Exchange Commission by FirstCom Corporation, and security holders may obtain a free copy of the proxy statement and other documents filed by FirstCom Corporation at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement and such other documents may also be obtained by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134, attention:
General Counsel, (305) 448-4422. Members of the Board of Directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

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